

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2011

Thomas J. Baltimore, Jr.
Chief Executive Officer and President
RLJ Lodging Trust
3 Bethesda Metro Center, Suite 1000
Bethesda, MD 20814

> **Re: RLJ Lodging Trust**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed March 15, 2011**
> **File No. 333-172011**

Dear Mr. Baltimore:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Page ii

1.   We note your response to comment 10 of our comment letter dated March 1, 2011. Please revise page ii to disclose that the competitive set is determined by you and the management company. In addition, if accurate, please revise to clarify that the penetration index does not measure your relative share of any particular lodging market, but rather the relative revenue per room generated by each of your properties as compared to the competitive set.

Competitive Strength, page 3

2.   We note your response to comment 5 of our comment letter dated March 1, 2011. Please advise us how investors in Fund II and Fund III are apprised of the performance of those funds. In addition, please advise us whether Fund II or Fund III

have suffered any significant adverse business developments, such as a default on indebtedness or a property foreclosure. We may have additional comments.

Other Data, page 14

3.   Please provide more detailed disclosure about why the specific adjustments you make to FFO and EBITDA facilitate operating performance comparability.

Because we will issue a significant number of common shares…, page 46

4.   Please clearly disclose the number of shares, including shares underlying OP units, that will be issued in the formation transaction but will not be subject to lock-ups.

Distribution Policy, page 51

5.   Please advise us why you believe it is appropriate to add back transaction and pursuit costs to estimated cash available for distribution.

The U.S. Lodging Industry…, page 87

6.   We note your response to comment 15. Please provide us a more detailed analysis of why the disclosure of RevPAR projections throughout the prospectus that are attributed to Colliers PKF Hospitality Research do not require a consent pursuant to Rule 436. The disclosed projections appear to be a summary of information provided in a Colliers report and the projections appear to be based on Colliers expertise regarding the lodging industry.

Exhibit 8.1

7.   Please advise us whether the registrant's REIT status depends on the REIT status of the Subsidiary REITs. If so, please advise us why assumption (v) on page 5 of the opinion is appropriate.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3852 with any other questions.

Sincerely,

Michael McTiernan
Assistant Director